NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on August 03, 2026, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on July 22, 2026, the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger of National Storage Affiliates Trust and Public Storage became effective on July 22, 2026. Each Common Shares of Beneficial Interest of National Storage Affiliates Trust was converted into 0.14 of a share of Public Storage Common Stock, and the 6.000% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest and 6.000% Series B Cumulative Redeemable Preferred Shares of Beneficial Interest was converted into one newly issued share of Public Storage 6.000% Cumulative Preferred Shares of beneficial interest, Series T and one newly issued share of Public Storage 6.000% Cumulative Preferred Shares of beneficial interest, Series U, respectivly, without interest, less any applicable fee, and tax. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on July 22, 2026.